Höganäs

Date/Datum 20 October 2005

Our ref./Unser Zeichen /bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

05012203

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

SUPPL

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Birgit Holst

PROCESSED
NOV 01 2005
THOMSON
FINANCIAL

Encl. Nine-month interim report 2005

Bl. 4730

Rule 12g3-2(b)
File No. 82-3754

HÖGANÄS AB (publ) corporate ID no. 556005-0121

INTERIM REPORT JANUARY – SEPTEMBER 2005

Highlights

MSEK	Q3		Q1-3	
Net sales	1149	18%	3380	9%
Operating income 1)	108	19%	346	11%
Operating margin 1), %	9.4	9.3	10.2	10.6
Operating income	48	-65%	330	-26% 2)
Operating margin, %	4.2	14.0	9.8	15.3 2)
Income before tax	34	-74%	293	-30% 2)
Income after tax	26	-72%	215	-35%
Earnings per share, SEK/share	0.75	2.70	6.25	9.70
Equity/assets ratio, %	46	45	46	45

1) Excluding non-recurring items, forward contracts and divested operations.
2) SCM's copper operation has been excluded from comparison with the previous year.

- Operating income was 11% higher year on year at MSEK 346 excluding non-recurring items and forward contracts (311 excluding divested unit).
- Write-downs for the quarter totalled MSEK 88 on facilities and goodwill in Brazil, the UK, China and the US.
- The global iron powder market remains weak mainly because of slack US demand.
- Revised earnings forecast for 2005 (see 'Outlook' section).
- A strategic review has resulted in a focus on profitable growth—revised target figures for the Group (see 'Strategy' section).

GROUP

NET SALES

Year to date, third quarter 2005

Net sales were MSEK 3 380, a 16% increase excluding SCM's copper operation. So far this year, currency effects have only exerted a negligible negative turnover impact.

Volumes, excluding the copper operation, were consistent with the corresponding period of the previous year.

Volume growth reflects weaker global market progress than in 2004. The sales volumes have experienced some effect of customers reducing inventory levels in 2005, itself the consequence of bringing deliveries in late 2004 forward to mitigate the increased price surcharges in 2005.

US car sales, which have been weak, rallied temporarily because of discounting in June to August, causing car sales up to now to exceed the previous year. However, production was lower. Sales of smaller and more fuel-efficient vehicles, and US automakers losing market share, has resulted in the US powder market - representing 50% of global volumes - contracting in 2005. The market in Western Europe also progressed weakly, with growth in Asia and South America unable to offset these downturns, which means that overall, the global powder market has declined.

Nevertheless, Höganäs' volumes on the American market were healthy. Progress in Western Europe remained negative. Volumes in Eastern Europe and South America remained robust and in Asia, progress varied, with positive performance in Japan, Korea and Southeast Asia.

Third quarter 2005

Turnover grew by 18% year on year in the third quarter. These gains are mainly due to higher prices, caused by higher raw materials prices. Volumes dropped 2% year on year. Currency effects caused turnover to increase by 4%.

EARNINGS

Year to date, third quarter 2005

YTD (year to date) operating income was MSEK 330 (446 excluding the SCM copper operation). Operating income was MSEK 346, up 11% on the previous year excluding the following non-recurring items totalling MSEK 118, earnings from forward contracts and divested units.

One of the measures in Höganäs' strategic realignment is to review production structure. As a consequence, income in the third quarter was subject to write-downs

on tangible fixed assets and goodwill totalling MSEK 88. Goodwill in Brazil has been written down because changed conditions at the older facility are expected to result in it being closed down within a few years. The strategic realignment means that one of the Pyron facility's production lines in the US will be written down. Some machinery has been written down in the UK and Chinese facilities, because these lines will not be used. Moreover, land reinstatement has also been provisioned in Sweden.

Second-quarter earnings were adversely affected by bad debt and the revaluation of a single raw materials batch totalling MSEK 30. A portion of this bad debt was re-paid after negotiations in the third quarter. Consequently, the net effect of these non-recurring items was MSEK -26. In addition, YTD income was adversely affected by an imbalance between raw materials costs and price surcharges. Market prices for scrap particularly rose in the third quarter, while nickel reduced.

Other operating income and operating expenses amounted to MSEK 130 (145) including items such as earnings from forward contracts, which were MSEK 102 (135).

Income before tax was MSEK 293 (420 excluding the divested copper operation). Apart from lower operating income, income before tax was also reduced by deteriorated net financial income and expenses, mainly caused by higher interest costs associated with loans and USD hedging.

Income after tax was MSEK 215 (333), or SEK 6.25 (9.70) per share. The effective tax rate was 26.6% (28.4).

Third quarter 2005

Operating income was MSEK 48 (137). Income excluding earnings from forward contracts and non-recurring items was MSEK 108 (91), equivalent to margins of 9.4% (9.3). In the third quarter, price surcharges fully compensated for the increased metals costs.

Income before tax was MSEK 34 (129). The lower income is due to the aforementioned deteriorated net financial income and expenses and lower operating income.

BUSINESS AREAS

Iron Powder

The Iron Powder business area's net sales grew by 15% to MSEK 2 468, the turnover increase due largely due to increased prices from surcharges. The business area's volumes were consistent with the previous year. Volume growth was highest in Eastern Europe, North America, South America and some Asian countries.

Operating income was adversely affected by write-downs in the third quarter, and in the previous quarter, by a portion of the aforementioned bad debt and revaluation of raw materials. As previously, earnings from forward contracts are included in the Iron Powder operation's income. YTD operating income excluding non-recurring items and forward contracts was MSEK 224 (205) and margins were 9.1% (9.5). Accordingly, income levels were unchanged despite an imbalance between raw materials costs and price surcharges.

High-Alloy Metal Powder

High-Alloy Metal Powder's net sales amounted to MSEK 928, a year-on-year increase of 16% excluding the SCM copper operation, divested previously. Turnover gains were mainly dependent on price compensation for higher costs of materials.

In the year to date, volumes decreased by 10% year on year, excluding the aforementioned divested business. Volumes increased in North America, but reduced in other markets.

YTD operating income excluding non-recurring items was MSEK 122, against a figure of MSEK 106 for the previous year excluding SCM's copper operations. A portion of the bad debt provisions in the second quarter was reversed after negotiation. Excluding non-recurring items, margins were 13.1% (13.3 excluding SCM's copper operation).

PROFITABLITY

Return on capital employed was 12.6% (17.9), while return on equity was 13.9% (21.4). Returns are calculated on the most recent 12-month period.

FINANCIAL POSITION AND CASH FLOW

At the end of the period, the equity/assets ratio was 46.5% against 46.3% at year-end 2004. Shareholders' equity per share was SEK 71, against SEK 64 as of 1 January.

Consolidated financial net debt was MSEK 1 512, an increase of MSEK 176 since year-end. Net financial income and expenses were MSEK -37 (-28). The deteriorated net financial income and expenses is mainly caused by higher interest costs associated with loans and USD hedging.

Cash flow from operations amounted to MSEK 225, compared to MSEK 338 the same period last year and MSEK 400 full year 2004. Since year-end 2004 working capital has increased by MSEK 93 mainly due to higher

inventory. Investments in fixed assets amounted to MSEK 191 (191).

HUMAN RESOURCES

Höganäs had 1 549 employees at the end of the period, against 1 577 as of 1 January 2005. First and foremost, the decrease is sourced from previously divested subsidiary Höganäs Verkstads AB.

PARENT COMPANY

Parent company net sales were MSEK 1 820 (1 609), MSEK 805 of which to group companies. Income after financial items was MSEK 244 (317). Net investments in tangible fixed assets were MSEK 98 (99). Parent company liquid funds were MSEK 39 at the end of the period, compared to MSEK 18 as of 1 January 2005.

Subsidiary Höganäs Verkstads AB was divested in April. External turnover in 2004 was MSEK 11 and total assets were MSEK 20. The capital gain was just over MSEK 0.5.

EFFECTS OF THE ADOPTION OF IFRS, etc.

The stipulations of IAS 39, which governs the accounting of financial instruments, have the biggest impact on Höganäs. The adoption of IFRS means all financial instruments being continuously valued at market price. IAS 39 will be adopted from 1 January 2005, and is exempt from the stipulation regarding the re-calculation of the comparative year. This disclosure increased the opening balance of shareholders' equity as of 1 January 2005 by some MSEK 270.

The income statement as of September 2004 was positively affected by MSEK 11, mainly comprising reversed goodwill amortisation.

CO_2 emission rights have been accounted as intangible assets, accounted at cost based on their first official quotation. Emission rights utilised in the period have been accounted as government grants based on the same valuation. Costs for the period are included in cost of goods sold, while the related income is accounted under other operating income. This means that there was no effect on operating income. The EU has yet to resolve on how emission rights should be valued. The market value of this intangible asset as of the balance sheet date was some MSEK 22 higher than book value, after adjustment for the emission rights already exercised.

STOCK OPTION PLAN

A stock option plan was implemented in 2000, with the final exercise date of 31 May 2005. During the year, 580 600 options were redeemed for shares, and as a result, shareholders' equity increased by MSEK 107.

STRATEGY

Höganäs has realigned the Group's strategy through the autumn and will be building on its strengths: innovation, cost-efficiency and the corporation's global presence through sales and production networks. Höganäs will intensify the resources towards profitable growth. The Group will mainly focus on innovation in close cooperation with the end user, sourcing strategy that builds on procurement as well as inhouse production, pricing strategies, innovations oriented on end-customers, more cost-efficient production structures and reducing working capital levels. The write-downs affecting the third quarter are a consequence of the ongoing review of Höganäs' production structures. In light of changed market conditions, the targets have been changed with the following key figures now applying to the Group: operating income of 15% (previously, a minimum of 15% excluding futures/options), return on capital employed of 20% (previously a minimum of 20%). Looking ahead, market growth over a business cycle is estimated at 5%. The metal powder market has matured in the current decade, raising demands for innovation, while growth has migrated towards Asia. Thus in order to retain, and/or improve profitability, Höganäs has adjusted its annual growth target to 6-8% (previously a minimum of 10%) over a business cycle.

OUTLOOK

Global sales trends towards smaller, more fuel-efficient cars and the fact that US automakers, which produce vehicles with high powder content, have lost US market share, resulted in lower volumes in 2005 than in the previous year. Growth in Asia and South America has not compensated US and European volume downturns. As previously, sustained positive market progress is expected in North America—although on a weaker market. Overall, this means that Höganäs expects to achieve volumes consistent with the previous year, excluding the divested SCM copper operation.

Höganäs' income in 2005 is hard to forecast because of the progress of metal prices and the uncertainty of car industry. The previous forecast for 2005, with income before tax excluding the divested SCM copper operation expected to be consistent with the previous year, has been revised to income before tax excluding the divested SCM copper operation being lower than the previous year, mainly because of write-downs effecting the third quarter result.

Alrik Danielson
President and CEO

Höganäs, Sweden, 17 October 2005

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards), IAS 34. Previous years' figures, key indicators, diagrams and tables have been recalculated.

This Interim Report has not been reviewed by the company's auditors.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information for 2005:

- *Year End Report for 2005, 14 February 2006*

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60
www.hoganas.com

CONSOLIDATED INCOME STATEMENT

MSEK	Q 3 2005	Q 3 2004	Q 1-3 2005	Q 1-3 2004	Last 12 mån	Year 2004	2004 Excl SCM
Net sales	1 149	977	3 380	3 110	4 432	4 162	3 976
Cost of goods sold	-1 008	- 768	-2 807	-2 391	-3 600	-3 184	-3 036
Gross profit	**141**	**209**	**573**	**719**	**832**	**978**	**940**
Selling expenses	-45	-47	-153	-147	-208	-202	- 196
Administrative expenses	-42	-38	-132	-129	-182	-179	- 176
R&D costs	-32	-30	-88	-95	-107	-114	- 111
Other operating income	28	41	148	148[1]	175[2]	175[2]	152
Other operating expenses	-2	2	-18	-3	-24	-9	- 9
Operating income	**48**	**137**	**330**	**493**	**486**	**649**	**600**
Operating margin, %	4,2	14,0	9,8	15,9	11,0	15,6	15,1
Financial income	8	3	14	10	15	11	11
Financial expenses	-22	-11	-51	-38	-59	-46	- 44
Income after financial items	**34**	**129**	**293**	**465**	**442**	**614**	**567**
Tax	-8	-36	-78	-132	-122	-176	- 167
Minority share			0	0	0	0	0
Net income	**26**	**93**	**215**	**333**	**320**	**438**	**400**
Depreciation and write-downs for the period	**-71**	**-66**	**-207**	**-200**	**-270**	**-263**	**- 259**
Earnings per share, SEK	0,75	2,70	6,25	9,70	9,30	12,80	11,70
Average no. of shares after buy-backs ('000)	34 798	34 217	34 526	34 217	34 449	34 217	34 217
No. of shares after buy-backs at end of period ('000)	34 798	34 217	34 798	34 217	34 798	34 217	34 217

[1] whereof gain on sale of SCM Copper Business 20 MSEK

[2] whereof gain on sale of SCM Copper Business 23 MSEK

CONSOLIDATED BALANCE SHEET

MSEK	30 Sep 2005	30 Sep 2004	31 Dec 2004
Intangible fixed assets	182	187	179
Tangible fixed assets	2 628	2 619	2 514
Financial fixed assets	130	69	85
Inventories	1 235	963	1 074
Current receivables	1 044	854	828
Liquid funds/assets	108	87	74
Total assets	**5 327**	**4 779**	**4 754**
Shareholders´ equity	2 476	2 129	2 202
Interest-bearing liabilities and provisions	1 620	1 475	1 410
Non-interest-bearing liabilities and provisions	1 231	1 175	1 142
Total liabilities and shareholders´ equity	**5 327**	**4 779**	**4 754**

CHANGES IN SHARHOLDERS´ EQUITY

MSEK	Q 1-3 2005	Q 1-3 2004	Year 2004
Opening balance	2 202	1 975	1 975
Effects of the change to IFRS opening balance 2004	-	- 21	- 21
Goodwill not amortized	-	11	14
Financial instruments	72	-	-
Change in provision for pensions IAS19/RR29	4	12	8
Redemption own shares	107	-	-
Dividends	- 199	- 171	- 171
Tax accounted directly to shareholders´ equity	18	-	- 10

NET SALES BY MAIN MARKET

MSEK	Q 3 2005	Q 3 2004	Q 1-3 2005	Q 1-3 2004	Last 12 months	Year 2004
Europe	409	356	1 274	1 138	1 681	1 545
America	369	302	1 044	980	1 338	1 274
Asia	360	309	1 031	965	1 372	1 306
Other	11	10	31	27	41	37
Total	**1 149**	**977**	**3 380**	**3 110**	**4 432**	**4 162**

CONSOLIDATED QUARTERLY DATA

MSEK	Q 3 2005	Q 2 2005	Q 1 2005	Q 4 2004	Q 3 2004	Q 2 2004	Q 1 2004	Q 4 2003
Net sales	1 149	1 136	1 095	1 052	977	1 091	1 042	937
Costs	-942	-917	- 866	- 836	- 774	- 853	- 810	- 723
Non-recurring items	-88[3]	-30[2]		3[1]		20[1]		
Depreciation and amortisation	-71	-69	-67	-63	-66	-68	-66	-59
Operating income	48	120	162	156	137	190	166	155
Income before tax	34	110	149	149	129	179	157	150
Income after tax	26	83	106	105	93	128	112	97
Operating margin, %	4,2	10,6	14,8	14,8	14,0	17,4	15,9	16,5
Operating margin, % excl. non-recurring items	11,8	13,2	14,8	14,5	14,0	15,6	15,9	16,5

[1] gain on sale of SCM Copper Operation

[2] bad debts/reevaluation inventories

[3] write-downs fixed assets/goodwill

KEY INDICATORS

	Q 1-3 2005	Q 1-3 2004	Year 2004
Capital employed, MSEK	4 096	3 604	3 612
Return on capital employed [1], %	12,6	17,9	17,8
RoCE excluding non-recurring items [1], %	15,6	17,4	17,1
Shareholders´ equity, MSEK	2 476	2 129	2 202
Return on equity [1], %	13,9	21,4	21,0
RoE excluding non-recurring items [1], %	18,9	20,4	19,9
Shareholders´ equity per share, SEK	71,20	62,20	64,40
Equity/assets ratio, %	46,5	44,5	46,3
Financial net debt, MSEK	1 512	1 388	1 336
Dept/equity ratio, multiple	0,61	0,65	0,61
Interest coverage ratio, multiple	8,9	17,6	18,5
No of employees, end of period	1 549	1 581	1 577

[1] Last 12 months

CASH FLOW STATEMENT

MSEK	Q 1-3 2005	Q 1-3 2004	Year 2004
Cash flow before change in working capital	318	526	784
Change in working capital	- 93	- 188	- 384
Cash flow from operations	**225**	**338**	**400**
Investment activities	- 197	109	16
Cash flow after investment activities	28	447	416
Change in long-term loans	91	- 264	- 244
Redemption own shares	107	0	0
Dividends	- 199	- 171	- 171
Cash flow for the period	**27**	**12**	**1**
Liquid funds, opening balance	74	75	75


NET SALES (MSEK)
Q 1-3
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2004
2005


OPERATING INCOME (MSEK)
Q 1-3
600
500
400
300
200
100
0
2004
2005


EARNINGS PER SHARE (SEK))
Q 1-3
12,00
10,00
8,00
6,00
4,00
2,00
0,00
2004
2005

Excl. SCM Copper Operation
SCM Copper Operation

REPORTING PER BUSINESS AREA

	Net sales				Operating income			
	Q 3	Q 3	Q 1-3	Q 1-3	Q 3	Q 3	Q 1-3	Q 1-3
MSEK	2005	2004	2005	2004	2005	2004	2005	2004
Iron Powder	842	716	2468	2148	18	111	220	340
High-Alloy Metal Powder	311	266	928	986	30	26	110	133
Gain on sale of SCM Copper Operation								20
Intra group adjustment	- 4	- 5	-16	-24				
Total, group	**1 149**	**977**	**3 380**	**3 110**	**48**	**137**	**330**	**493**

BUSINESS AREA - IRON POWDER

	Q 3 2005	Q 3 2004	Q 1-3 2005	Q 1-3 2004	Last 12 months	Year 2004
Net sales, MSEK	842	716	2 468	2 148	3 274	2 954
Operating income, MSEK	18	111	220	340	351	471
Operating margin, %	2,1	15,5	8,9	15,8	10,7	15,9
Assets, MSEK					3 986	3 681
Liabilities, MSEK					595	544
Net investments, MSEK	48	59	168	173	250	255
Depreciation, MSEK	61	57	178	169	238	229

BUSINESS AREA - HIGH-ALLOY METAL POWDER

	Q 3 2005	Q 3 2004	Q 1-3 2005	Q 1-3 2004	Last 12 months	Year 2004
Net sales, MSEK	311	266	928	986	1 178	1 236
Operating income, MSEK	30	26	110	133	132	155
Operating margin [1], %	9,6	9,8	11,9	13,5	11,2	12,5
Assets, MSEK					1 259	1 051
Liabilities, MSEK					162	163
Net investments, MSEK	9	6	23	-282	34	- 271
Depreciation, MSEK	10	9	29	31	32	34

[1] excl. gain on sale of SCM Copper Operation

COMPARATIVE INFORMATION REGARDING THE SALE OF THE SCM COPPER OPERATION

The numbers for the sold business are taken from the internal operative system

CONSOLIDATED INCOME STATEMENT	Höganäs Group			SCM Copper Operation			Höganäs Group excl. SCM Copper		
MSEK	Q 1-3 2005	Q 1-3 2004	Year 2004	Q 1-3 2005	Q 1-3 2004	Year 2004	Q 1-3 2005	Q 1-3 2004	Year 2004
Net sales	3 380	3 110	4 162		189	186	3 380	2 921	3 976
Cost of goods sold	-2 807	-2 391	-3 184		- 150	- 148	-2 807	-2 241	-3 036
Gross profit	**573**	**719**	**978**		**39**	**38**	**573**	**680**	**940**
Selling expenses	-153	-147	-202		-6	-6	-153	-141	-196
Administrative expenses	-132	-129	-179		-3	-3	-132	-126	-176
R&D costs	-88	-95	-114		-3	-3	-88	-92	-111
Other operating income	148	148[1)]	175[2)]		20[1)]	23[2)]	148	128	152
Other operating expenses	-18	-3	-9				-18	-3	-9
Operating income	**330**	**493**	**649**		**47**	**49**	**330**	**446**	**600**
Operating margin, %	9,8	15,9	15,6		14,3[3)]	14,0[3)]	9,8	15,3	15,1
Financial income	14	10	11				14	10	11
Financial expenses	-51	-38	-46		-2	-2	-51	-36	-44
Income after financial items	**293**	**465**	**614**		**45**	**47**	**293**	**420**	**567**
Tax	-78	-132	-176		-9	-9	-78	-123	-167
Minority share	0	0	0				0	0	0
Net income	**215**	**333**	**438**		**36**	**38**	**215**	**297**	**400**
Depreciation and write-downs for the period	-207	-200	-263		-4	-4	-207	-196	-259

1) whereof gain on sale of SCM Copper Operation 20 MSEK
2) whereof gain on sale of SCM Copper Operation 23 MSEK
3) excl. gain on sale of SCM Copper Operation

Balance sheet is omitted because the Copper Operation was sold in May 2004.

CASH FLOW STATEMENT	Höganäs Group			SCM Copper Operation			Höganäs Group excl. SCM Copper		
MSEK	Q 1-3 2005	Q 1-3 2004	Year 2004	Q 1-3 2005	Q 1-3 2004	Year 2004	Q 1-3 2005	Q 1-3 2004	Year 2004
Cash flow before change in working capital	318	526	784		30	30	318	496	754
Change in working capital	- 93	- 188	- 384		- 41	- 41	- 93	- 147	- 343
Cash flow from operations	**225**	**338**	**400**		**- 11**	**- 11**	**225**	**349**	**411**
Investment activities	- 197	109	16		298	298	- 197	- 189	- 282
Cash flow after investment activities	**28**	**447**	**416**		**287**	**287**	**28**	**160**	**129**
Financing activities	91	- 264	- 244						
Redemption own shares	107	0	0						
Dividends	- 199	- 171	- 171						
Cash flow for the period	**27**	**12**	**1**						
Liquid funds, opening balance	74	75	75						
Exchange rate differences in liquid funds	7	0	- 2						
Liquid funds, closing balance	**108**	**87**	**74**						